FUND SUB-ADMINISTRATION AND ACCOUNTING AGREEMENT

AGREEMENT entered into as of November 1, 2007 with effective dates as indicated on Exhibit A attached hereto, by and between Old Mutual Capital, Inc. (“OMCAP”), as investment advisor and administrator to each series portfolio of Old Mutual Advisor Funds II (“OMAF II”) listed on Exhibit A hereto (each a “Fund”, collectively the “Funds”), and The Bank of New York, a New York banking organization (“BNY”).

W I T N E S S E T H :

WHEREAS, each Fund is an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, OMCAP is the investment advisor and administrator to the Funds and desires to retain BNY to provide for the Funds the services described herein, and BNY is willing to provide such services, all as more fully set forth below; and

WHEREAS, effective November 19, 2007 OMAF II will be renamed Old Mutual Funds II;

NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the parties hereby agree as follows:

1.	Appointment.

OMCAP hereby appoints BNY as its agent for the term of this Agreement to perform the services described herein. BNY hereby accepts such appointment and agrees to perform the duties hereinafter set forth.

2.	Representations and Warranties.

OMCAP hereby represents and warrants to BNY, which representations and warranties shall be deemed to be continuing, that:

(a)       It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this

Agreement and to perform its obligations hereunder;

(b)       This Agreement has been duly authorized, executed and delivered by OMCAP in accordance with all requisite action and constitutes a valid and legally binding obligation of OMCAP, enforceable in accordance with its terms;

(c)       It is conducting its business in compliance with all applicable laws and regulations, both state and federal, and has obtained all regulatory licenses, approvals and consents necessary to carry on its business as now conducted; there is no statute, regulation, rule, order or judgment binding on it and no provision of its charter or by-laws, nor of any mortgage, indenture, credit agreement or other contract binding on it or affecting its property which would prohibit its execution or performance of this Agreement; and

(d)       To the extent the performance of any services described in Schedule II attached hereto by BNY in accordance with the then effective Prospectus (as hereinafter defined) for a Fund would violate any applicable laws or regulations, and to the extent OMCAP actually knows or should reasonably know that such performance would violate any applicable laws or regulations, OMCAP shall immediately so notify BNY in writing and thereafter shall either furnish BNY with the appropriate values of securities, net asset value or other computation, as the case may be, or, subject to the prior approval of BNY, which approval BNY shall not unreasonably withhold, instruct BNY in writing to value securities and/or compute net asset value or other computations in a manner OMCAP specifies in writing, and either the furnishing of such values or the giving of such instructions shall constitute a representation by OMCAP that the same is consistent with all applicable laws and regulations and with the applicable Prospectus.

BNY hereby represents and warrants to OMCAP, which representations and warranties shall be deemed to be continuing, that to the best of its knowledge:

(a)       It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(b)       This Agreement has been duly authorized, executed and delivered by BNY in accordance with all requisite action and constitutes a valid and legally binding obligation of BNY, enforceable in accordance with its terms; and

(c)       It is conducting its business in compliance with all applicable laws and regulations, both state and federal, and has obtained all regulatory licenses, approvals and consents necessary to carry on its business as now conducted; there is no statute, regulation, rule, order or judgment binding on it and no provision of its charter or by-laws, nor of any mortgage, indenture, credit agreement or other contract binding on it or affecting its property which would prohibit its execution or performance of this Agreement.

3.	Delivery of Documents.

(a)       OMCAP will promptly deliver to BNY true and correct copies of each of the following documents as currently in effect and will promptly deliver to it all future amendments and supplements thereto, if any:

(i)        OMCAP’s articles of incorporation or other organizational document and all amendments thereto (the “Charter”);

(ii)	OMCAP’s bylaws (the “Bylaws”);

(iii)      Resolutions of OMCAP’s board of directors or other governing body (the “Board”) authorizing the execution, delivery and performance of this Agreement by OMCAP;

(iv)      The Funds’ registration statement most recently filed with the Securities and Exchange Commission (the “SEC”) relating to the shares of the Fund (the “Registration Statement”);

(v)       The Funds’ Notification of Registration under the 1940 Act on Form N-8A filed with the SEC; and

(vi)      The Funds’ Prospectus and Statement of Additional Information pertaining to each Series (collectively, the “Prospectus”).

(b)	Each copy of the Charter shall be certified by the Secretary of State (or other appropriate official) of the state of organization, and if the Charter is required by law also to be filed with a county or other officer or official body, a certificate of such filing shall be filed with a certified copy submitted to BNY. Each copy of the Bylaws, Registration Statement and Prospectus, and all amendments thereto, and copies of Board resolutions, shall be certified by the Secretary or an Assistant Secretary of the appropriate Fund.

(c)       It shall be the sole responsibility of OMCAP to deliver to BNY the Funds’ currently effective Prospectus and BNY shall not be deemed to have notice of any information contained in such Prospectus until it is actually received by BNY.

4.	Duties and Obligations of BNY.

(a)       Subject to the direction and control of OMCAP and the provisions of this Agreement, BNY shall provide to OMCAP (i) the sub-administrative services set forth on Schedule I attached hereto and (ii) the valuation and computation and accounting services listed on Schedule II attached hereto.

(b)       In performing hereunder, BNY shall provide, at its expense, office space, facilities, equipment and personnel.

(c)       BNY shall not provide any services relating to the management, investment advisory or sub-advisory functions of any Fund, distribution of shares of any Fund, maintenance of any Fund’s financial records other than as specified in this Agreement and pursuant to Schedules I and II attached hereto, or other services normally performed by the Funds’ respective counsel or independent auditors.

(d)       Upon receipt of OMCAP’s prior written consent, which it may grant in its sole discretion, BNY may delegate any of its duties and obligations hereunder to any delegee or agent whenever and on such terms and conditions as it deems necessary or appropriate. Notwithstanding the foregoing, OMCAP’s consent shall not be required for any such delegation to any other subsidiary of The Bank of New York Company Mellon Corporation and BNY shall be liable for the acts and omissions of any such subsidiary as if such acts and omissions were its own. BNY shall not be liable to OMCAP for any loss or damage arising out of, or in connection with, the actions or omissions to act of any unaffiliated delegee or agent utilized hereunder, so long as BNY acts in good faith and without negligence or wilful misconduct in the selection of such delegee or agent.

(e)       OMCAP shall cause its, and each Fund’s, officers, advisors, sponsor, distributor, legal counsel, independent accountants, current administrator (if any), transfer agent, and any other service provider to cooperate with BNY and to provide BNY, upon request, with such information, documents and advice relating to a Fund as is within the possession or knowledge of such persons, and which BNY reasonably believes is necessary in order to enable it to perform its duties hereunder. BNY shall not be responsible for, under any duty to inquire into, or be deemed to make any assurances with respect to the accuracy, validity or propriety of any information, documents or advice provided to BNY by any of the aforementioned persons. BNY shall not be liable for any loss, damage or expense resulting from or arising out of the failure of OMCAP to cause any information, documents or advice to be provided to BNY as provided herein and shall be held harmless by OMCAP when carrying out its duties under this Agreement in accordance with its standard of care in reliance upon such information, documents or advice relating to a Fund. All fees or costs charged by such persons shall be borne by OMCAP. In the event that any services performed by BNY hereunder rely, in whole or in part, upon information obtained from an unaffiliated third party service utilized or subscribed to by BNY which BNY in its reasonable judgment deems reliable, BNY shall not have any responsibility or liability for, under any duty to inquire into, or deemed to make any assurances with respect to, the accuracy or completeness of such information. For the avoidance of doubt, in the event that any services performed by BNY hereunder rely, in whole or in part upon information obtained from an affiliated service provider, BNY shall be liable for the acts and omissions of any such affiliated service provider as if such acts and omissions were its own.

(f)        Nothing in this Agreement shall limit or restrict BNY, any affiliate of BNY or any officer or employee thereof from acting for or with any third parties, and providing services similar or identical to same or all of the services provided hereunder.

(g)       OMCAP shall furnish, and BNY shall comply with, any and all instructions, explanations, information, specifications and documentation deemed reasonably necessary by BNY in the performance of its duties hereunder, including, without limitation, the amounts or written formula for calculating the amounts and times of accrual of Fund liabilities and expenses. BNY shall not be required to include as Fund liabilities and expenses, nor as a reduction of net asset value, any accrual for any federal, state, or foreign income taxes unless OMCAP shall have specified to BNY the precise amount of the same to be included in liabilities and expenses or used to reduce net asset value. OMCAP shall also furnish BNY with bid, offer, or market values of Securities if BNY notifies OMCAP that same are not available to BNY from a security pricing or similar service utilized, or subscribed to, by BNY which BNY in its reasonable judgment deems reliable at the time such information is required for calculations hereunder. At any time and from time to time, OMCAP also may furnish BNY with bid, offer, or market values of Securities and instruct BNY to use such information in its calculations hereunder. In no event shall BNY be required to determine, or have any obligations with respect to, whether a market price represents any fair or true value, nor to adjust any price to reflect any events or announcements, including, without limitation, those with respect to the issuer thereof, it being agreed that all such determinations and considerations shall be solely for a Fund.

(h)       BNY may apply to an officer of OMCAP or other authorized person as identified on Exhibit B hereto for written instructions with respect to any matter arising in connection with BNY’s performance hereunder for a Fund, and BNY shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with such instructions. Such application for instructions shall set forth in writing any action proposed to be taken or omitted to be taken by BNY with respect to its duties or obligations under this Agreement and the date on and/or after which such action shall be taken, and BNY shall not be liable for any action taken or omitted to be taken in accordance with a proposal included in any such application on or after the date specified therein provided that BNY has received written instructions from such officer or authorized person authorizing the proposed action or omission.

(i)        BNY may consult with counsel to OMCAP or its own counsel and shall be fully protected with respect to anything done or omitted by it in good faith and without willful misconduct in accordance with the advice or opinion of such counsel, so long as BNY provides written notification to OMCAP reasonably in advance of acting on the advice or opinion of counsel when such advice or opinion is inconsistent with the terms of this Agreement or other instructions or procedures provided by OMCAP. OMCAP shall be liable for the fees and expenses of its counsel. It is expressly understood and acknowledged that counsel to the Funds or to OMCAP shall be under no obligation to provide advice or an opinion to BNY with respect to any matter. BNY may, at its own cost and expense, consult with its own counsel in connection with the services to be performed under this Agreement.

(j)        Notwithstanding any other provision contained in this Agreement or Schedule I or II attached hereto, BNY shall have no duty or obligation to with respect to providing OMCAP with opinions or advice regarding the taxable nature of any corporate or Fund event, including, without limitation, any duty or obligation to determine, or advise or notify OMCAP of: (i) the taxable nature of any distribution or amount received or deemed received by, or payable to, a Fund, or (ii) the taxable nature or effect on a Fund or its shareholders of any corporate actions, class actions, tax reclaims, tax refunds or similar events, (iii) the taxable nature or taxable amount of any distribution or dividend paid, payable or deemed paid, by a Fund to its shareholders; or (iv) the effect under any federal, state, or foreign income tax laws of a Fund making or not making any distribution or dividend payment, or any election with respect thereto.

(k)       BNY shall have no duties or responsibilities whatsoever except such duties and responsibilities as are specifically set forth in this Agreement and Schedules I and II attached hereto, and no covenant or obligation shall be implied against BNY in connection with this Agreement.

(l)        BNY, in performing the services required of it under the terms of this Agreement, shall be entitled to rely on the accuracy and validity of any and all instructions, explanations, information, specifications and documentation furnished to it by OMCAP and shall have no duty or obligation to review the accuracy, validity or propriety of such instructions, explanations, information, specifications or documentation, including, without limitation, evaluations of securities; the amounts or formula for calculating the amounts and times of accrual of Series’ liabilities and expenses; the amounts receivable and the amounts payable on the sale or purchase of Securities; and amounts receivable or amounts payable for the sale or redemption of Fund shares effected by or on behalf of a Fund.  In the event BNY’s computations hereunder rely, in whole or in part, upon information, including, without limitation, bid, offer or market values of securities or other assets, or accruals of interest or earnings thereon, from a pricing or similar service utilized, or subscribed to, by BNY which BNY in its reasonable judgment deems reliable, BNY shall not be responsible for, under any duty to inquire into, or deemed to make any assurances with respect to, the accuracy or completeness of such information, so long as BNY is performing its normal back-testing and/or tolerance tests.

(m)      BNY, in performing the services required of it under the terms of this Agreement, shall not be responsible for determining whether any interest accruable to a Fund is or will be actually paid, but will accrue such interest until otherwise instructed by OMCAP.

(n)       BNY shall continuously maintain such back-up systems and disaster recovery plans as are required by all applicable laws and regulations. Provided BNY maintains such required back-up systems and disaster recovery plans, BNY shall not be responsible for delays or errors which occur by reason of circumstances beyond its control in the performance of its duties under this Agreement, including, without limitation, mechanical breakdowns, flood or catastrophe, acts of God, failures of transportation, interruptions, loss, or malfunctions of utilities, communications or computer (hardware or software) services (but not including labor problems or work stoppages at BNY or any of its affiliates).  Nor shall BNY be responsible for delays or failures to supply the information or services specified in this Agreement where such delays or failures are caused by the failure of any person(s) other than BNY or a designee or agent that is a subsidiary of The Bank of New York Mellon Corporation, to supply any instructions, explanations, information, specifications or documentation deemed necessary by BNY in the performance of its duties under this Agreement.

(o)       Pursuant to its obligations hereunder, BNY shall maintain and keep current the books, records, accounts and other documents listed on Schedule II and preserve any such books, records, accounts and other documents in accordance OMCAP’s directions. Such books, records, accounts and other documents shall be made available to the Funds, OMCAP, its respective officers and employees, and the Funds’ auditors during BNY’s normal business hours.

(p)       All books, records, accounts and other documents preserved by BNY in accordance with Section 4(o) of this Agreement shall be and shall remain the property of OMCAP and shall be surrendered to OMCAP promptly upon OMCAP’s request.

(q)       BNY shall treat as confidential and hold in the strictest confidence all books, records, accounts and other documents belonging to OMCAP or pertaining to the business of the Funds, and shall not disclose such books, records, accounts and other documents except as specifically authorized by OMCAP or as may be required by law.

5.	Allocation of Expenses.

Except as otherwise provided herein, all costs and expenses arising or incurred in connection with the performance of this Agreement shall be paid by OMCAP other than those costs and expenses set forth in Section 4(b), including but not limited to, organizational costs and costs of maintaining corporate existence, taxes, interest, brokerage fees and commissions, insurance premiums, compensation and expenses of a Fund’s trustees, directors, officers or employees, legal, accounting and audit expenses, management, advisory, sub-advisory, administration and shareholder servicing fees, charges of custodians, transfer and dividend disbursing agents, expenses (including clerical expenses) incident to the issuance, redemption or repurchase of Fund shares, fees and expenses incident to the registration or qualification under federal or state securities laws of a Fund or its shares, costs (including printing and mailing costs) of preparing and distributing Prospectuses, reports, notices and proxy material to a Fund’s shareholders, all expenses incidental to holding meetings of a Fund’s trustees, directors and shareholders, and extraordinary expenses as may arise, including litigation affecting a Fund and legal obligations relating thereto for which a Fund may have to indemnify its trustees, directors and officers.

6.	Compliance Services.

(a)       If Schedule I contains a requirement for BNY to provide a Fund with compliance services, such services shall be provided pursuant to the terms of this Section 6 (the “Compliance Services”). The precise compliance review and testing services to be provided shall be as mutually agreed between BNY and OMCAP, and the results of BNY’s Compliance Services shall be detailed in a compliance summary report (the “Compliance Summary Report”) prepared on a periodic basis as mutually agreed. Each Compliance Summary Report shall be subject to review and approval by OMCAP. BNY shall have no responsibility or obligation to provide Compliance Services other that those services specifically listed in Schedule I.

(b)       OMCAP will examine each Compliance Summary Report delivered to it by BNY and notify BNY of any error, omission or discrepancy within ten (10) days of its receipt. OMCAP agrees to notify BNY promptly if it fails to receive any such Compliance Summary Report. OMCAP further acknowledges that unless it notifies BNY of any error, omission or discrepancy within 10 days, such Compliance Summary Report shall be deemed to be correct and conclusive in all respects. In addition, if OMCAP learns of any out-of-compliance condition before receiving a Compliance Summary Report reflecting such condition, OMCAP will notify BNY of such condition as soon as practicable under the circumstances after discovery thereof.

(c)       While BNY will endeavor to identify out-of-compliance conditions, BNY does not and could not for the fees charged, make any guarantees, representations or warranties with respect to its ability to identify all such conditions. Provided BNY acted in good faith and without willful misconduct, in the event of any errors or omissions in the performance of Compliance Services, OMCAP’s sole and exclusive remedy and BNY’s sole liability shall be limited to re-performance by BNY of the Compliance Services affected and in connection therewith the correction of any error or omission, if practicable and the preparation of a corrected report, at no cost to OMCAP.

7.	Privacy.

BNY agrees and acknowledges that: (i) certain customer (including current customers and past customers) and potential customer nonpublic personal information (“Customer Information”) is subject to the Funds’ Privacy Policy as it may be amended from time to time; (ii) with respect to Customer Information, BNY, OMCAP and the Funds are subject to the Gramm-Leach-Bliley Act of 1999 (Public Law 106-102, 113 Stat. 1138) (“GLB Act”) and its implementing regulations (e.g., Securities and Exchange Commission Regulation S-P and Federal Reserve Board Regulation P) as they may be amended from time to time (collectively, the “GLB Law”); and (iii) with respect to Customer Information, BNY, OMCAP and the Funds may also be subject to other federal and state privacy, confidentiality, consumer protection, advertising, electronic mail and data security laws and regulations, whether in effect now or in the future (“Other Privacy Laws”). Without limiting any other obligation of BNY or OMCAP under this Agreement and thereafter in perpetuity, BNY will not gather, store or use any

Customer Information of the Funds or of the Funds’ affiliates in any manner, and will not disclose, distribute, sell, share, rent or otherwise transfer Customer Information of the Funds or the Funds’ affiliates to any third party except as necessary to carry out its obligations under this Agreement, as expressly provided in this Agreement, or as OMCAP may expressly authorize in advance in writing. BNY represents, covenants and warrants that it will use, handle, collect, maintain, and safeguard Customer Information the Funds and the Funds’ affiliates only in compliance with (A) the Funds’ Privacy Policy; (B) the GLB Law; and (C) Other Privacy Laws. “Customer Information” shall mean all intentionally or unintentionally disclosed information however collected, including, without limitation, through non-electronic means pertaining to or identifiable to clients or prospective clients, including, without limitation: (i) name, address, email address, data about securities transactions; or any other identification data; and (ii) any information that reflects use of or interactions with the Funds. This Agreement shall not be construed as granting any ownership rights in BNY to Customer Information.

8.	Standard of Care; Indemnification.

(a)       Except as otherwise provided herein, BNY shall not be liable for any costs, expenses, damages, liabilities or claims (including attorneys’ and accountants’ fees) incurred by OMCAP, except those costs, expenses, damages, liabilities or claims arising out of BNY’s or BNY’s delegee or agent that is a subsidiary of The Bank of New York Mellon Corporation negligence or willful misconduct or BNY’s failure to act in good faith. In no event shall BNY be liable to OMCAP or any third party for special, indirect or consequential damages, or lost profits or loss of business, arising under or in connection with this Agreement, even if previously informed of the possibility of such damages and regardless of the form of action. BNY shall not be liable for any loss, damage or expense, including reasonable counsel fees and other costs and expenses of a defense against any claim or liability, in connection with its performance hereunder, including its actions or omissions, resulting from or arising out of the incompleteness or inaccuracy of any specifications or other information furnished by OMCAP, or for delays caused by circumstances beyond BNY’s control, unless such loss, damage or expense arises out of the negligence or willful misconduct of BNY or BNY’s failure to act in good faith.

(b)	OMCAP shall indemnify and hold harmless BNY from and against any and all costs, expenses, damages, liabilities and claims (including claims asserted by OMCAP), and reasonable attorneys’ and accountants’ fees relating thereto, which are sustained or incurred by BNY, by reason of or as a result of any action taken or omitted to be taken by BNY in good faith hereunder or in (i) reasonable reliance upon any law, act, regulation or interpretation of the same even though the same may thereafter have been altered, changed, amended or repealed, (ii) reliance upon a Fund’s Registration Statement or Prospectus, (iii) reliance upon any instructions of an officer of OMCAP, or (iv) reliance upon any opinion of legal counsel for OMCAP or BNY pursuant to Section 4(i) of this Agreement, or arising out of transactions or other activities of a Fund which occurred prior to the commencement of this Agreement; provided, that OMCAP shall not indemnify BNY for costs, expenses, damages, liabilities or claims and reasonable attorneys’ and accountants’ fees relating thereto, which constitute indirect, special or consequential damages or lost profits, or for which BNY is or may be liable under preceding 6(a), and further provided that legal counsel for OMCAP or the Funds shall be under no obligation to provide legal advice to BNY concerning any matter. This indemnity shall be a continuing obligation of OMCAP, its successors and assigns, notwithstanding the termination of this Agreement. In the event a claim is asserted against OMCAP or a Fund arising out of or in connection with any action or inaction by BNY in performing its duties in accordance with the standard of care set forth hereunder (a “Claim”), and to the extent OMCAP or such Fund asserts and is successful in a related claim against BNY in which it is determined by a court or arbiter of competent jurisdiction that BNY failed to discharge its duties in accordance with the standard of care as set forth hereunder, then BNY shall indemnify OMCAP and such Fund for any and all costs, expenses, direct damages, liabilities or claims (including attorneys’ and accountants’ fees) sustained or incurred as a result of such Claim. Without limiting the generality of the foregoing, OMCAP shall indemnify BNY against and save BNY harmless from any loss, damage or expense, including counsel fees and other costs and expenses of a defense against any claim or liability, arising from any one or more of the following:

(i)        Errors in records or instructions, explanations, information, specifications or documentation of any kind, as the case may be, supplied to BNY by OMCAP or its designees;

(ii)    Action or inaction taken or omitted to be taken by BNY pursuant to written or oral instructions of OMCAP or otherwise without negligence or willful misconduct;

(iii)      Any action taken or omitted to be taken by BNY in good faith in accordance with the advice or opinion of counsel for OMCAP or its own counsel pursuant to Section 4(i) of this Agreement;

(iv)      Any improper use by OMCAP or its agents, distributor or investment advisor of any valuations or computations supplied by BNY pursuant to this Agreement;

(v)       The method of valuation of the securities and the method of computing each Series’ net asset value as set forth in the registration statement in effect at the time of such calculation or as directed by OMCAP; or

(vi)      Any valuations of securities or net asset value provided by OMCAP or a Fund.

(c)       Actions taken or omitted in reliance on oral or written instructions, or upon any information, order, indenture, stock certificate, power of attorney, assignment, affidavit or other instrument believed by BNY to be genuine or bearing the signature of a person or persons reasonably believed to be authorized to sign, countersign or execute the same, or upon the opinion of legal counsel for OMCAP or its own counsel, shall be conclusively presumed to have been taken or omitted in good faith.

9.	Compensation.

For the services provided hereunder, OMCAP agrees to pay BNY such compensation as is mutually agreed from time to time and such actual and disclosed out-of-pocket expenses (e.g., telecommunication charges, postage and delivery charges, record retention costs, reproduction charges and transportation and lodging costs) as are actually incurred by BNY in performing its duties hereunder. Except as hereinafter set forth, compensation shall be calculated and accrued daily and paid monthly. BNY shall deliver to OMCAP invoices for services rendered each month, which will be paid by OMCAP within thirty (30) days of receipt.. Upon termination of this Agreement before the end of any month, the compensation for such part of a month shall be prorated according to the proportion which such period bears to the full monthly period and shall be payable upon the effective date of termination of this Agreement. For the purpose of determining compensation payable to BNY, each Fund’s net asset value shall be computed at the times and in the manner specified in the Fund’s Prospectus.

10.	Term of Agreement.

(a)       This Agreement shall continue until terminated by either BNY giving to OMCAP, or OMCAP giving to BNY, a notice in writing specifying the date of such termination, which date shall be not less than 60 days after the date of the giving of such notice. Upon termination hereof, OMCAP shall pay to BNY such compensation as may be due as of the date of such termination, and shall reimburse BNY for any disbursements and expenses made or incurred by BNY and payable or reimbursable hereunder. After payment of such amounts, BNY shall deliver to OMCAP all records then property of OMCAP.

(b)       Notwithstanding the foregoing, BNY may terminate this Agreement upon 30 days’ prior written notice to OMCAP if OMAF II shall terminate its custody agreement with The Bank of New York, and either party may terminate this Agreement upon 30 days’ prior written notice if the other party fails to perform its obligations hereunder in a material respect.

(c)       In the event that this Agreement is terminated by either OMCAP or BNY, BNY agrees to provide reasonable cooperation to OMCAP in connection with the transition to a successor to provide the fund administration and accounting services described herein.

11.	Authorized Persons.

Attached hereto as Exhibit B is a list of persons duly authorized by OMCAP to execute this Agreement and give any written or oral instructions, or written or oral specifications, by or on behalf of a Fund. From time to time OMCAP may deliver a new Exhibit B to add or delete any person and BNY shall be entitled to rely on the last Exhibit B actually received by BNY.

12.	Amendment.

This Agreement may not be amended or modified in any manner except by a written agreement executed by BNY and OMCAP to be bound thereby.

13.	Assignment.

This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by OMCAP without the written consent of BNY, or by BNY without the written consent of OMCAP.

14.	Governing Law; Consent to Jurisdiction.

This Agreement shall be construed in accordance with the laws of the State of New York, without regard to conflict of laws principles thereof. OMCAP hereby consents to the jurisdiction of a state or federal court situated in New York City, New York in connection with any dispute arising hereunder, and waives to the fullest extent permitted by law its right to a trial by jury. To the extent that in any jurisdiction OMCAP may now or hereafter be entitled to claim, for itself or its assets, immunity from suit, execution, attachment (before or after judgment) or other legal process, OMCAP irrevocably agrees not to claim, and it hereby waives, such immunity.

15.	Severability.

In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations shall not in any way be affected or impaired thereby, and if any provision is inapplicable to any person or circumstances, it shall nevertheless remain applicable to all other persons and circumstances.

16.	No Waiver.

Each and every right granted to BNY hereunder or under any other document delivered hereunder or in connection herewith, or allowed it by law or equity, shall be cumulative and may be exercised from time to time. No failure on the part of BNY to exercise, and no delay in exercising, any right will operate as a waiver thereof, nor will any single or partial exercise by BNY of any right preclude any other or future exercise thereof or the exercise of any other right.

17.	Notices.

All notices, requests, consents and other communications pursuant to this Agreement in writing shall be sent as follows:

if to a Fund, at

Old Mutual Fund Services

4643 South Ulster Street, Suite 600

Denver, Colorado 80237

Attention: Robert T. Kelly

Title: Vice President and Director

if to BNY, at
The Bank of New York
One Wall Street
New York, New York 10286
Attention:
Title:

or at such other place as may from time to time be designated in writing. Notices hereunder shall be effective upon receipt.

18.	Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original; but such counterparts together shall constitute only one instrument.

19.	Several Obligations.

The parties acknowledge that the obligations of the Funds hereunder are several and not joint, that no Fund shall be liable for any amount owing by another Fund and that the Funds have executed one instrument for convenience only.

20.	Limitation of Liability.

It is expressly acknowledged and agreed that the obligations of OMCAP or the Funds hereunder shall not be binding upon any of the shareholders, trustees, directors, officers, employees or agents of OMCAP or the Funds, personally, but shall bind only the property of OMCAP as provided in its Charter. The execution and delivery of this Agreement have been authorized by the directors of OMCAP and signed by an officer of OMCAP, acting as such, and neither such authorization by such directors nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the property of OMCAP as provided in its Charter.

21.	Liability of Funds.

The property of any one Fund is the property of only that Fund, and in no event shall any Fund be liable for the obligations of any other Fund.

22.	Disaster Recovery.

BNY warrants and represents that it has disaster recovery plans reasonably designed to meet current regulatory requirements and upon request of OMCAP or the Funds, BNY shall provide evidence of its disaster recovery plan.

23.	Reports from Independent Certified Public Accountants.

BNY shall promptly upon the request of OMCAP or the Funds provide the Funds with its SAS 70 report.

IN WITNESS WHEREOF, the parties hereto have caused the foregoing instrument to be executed by their duly authorized officers and their seals to be hereunto affixed, all as of the day and year first above written.

OLD MUTUAL CAPITAL, INC.
By: /s/ Mark Black

Title: Chief Financial Officer

THE BANK OF NEW YORK

By: /s/ Joseph F. Keenan
Title:	Managing Director

EXHIBIT A

Name of Fund

Effective November 5, 2007 for the following Funds:

Old Mutual Advantage Growth Fund
Old Mutual Analytic U.S. Long/Short Fund
Old Mutual Barrow Hanley Core Bond Fund
Old Mutual Barrow Hanley Value Fund
Old Mutual Developing Growth Fund (formerly known as the Old Mutual Emerging Growth Fund)
Old Mutual Discover Value Fund
Old Mutual Dwight High Yield Fund
Old Mutual Dwight Intermediate Fixed Income Fund
Old Mutual Focused Fund
Old Mutual Heitman REIT Fund
Old Mutual Mid-Cap Fund
Old Mutual TS&W Mid-Cap Value Fund

Effective December 10, 2007 for the following Funds:

Old Mutual Cash Reserves Fund
Old Mutual Columbus Circle Technology and Communications Fund
Old Mutual Dwight Short Term Fixed Income Fund
Old Mutual Growth Fund
Old Mutual Large Cap Fund
Old Mutual Large Cap Growth Fund
Old Mutual Large Cap Growth Concentrated Fund
Old Mutual Select Growth Fund
Old Mutual Small Cap Fund
Old Mutual Strategic Small Company Fund
Old Mutual TS&W Small Cap Value Fund

EXHIBIT B

I,                                      , of Old Mutual Capital, Inc., a Delaware corporation (“OMCAP”), do hereby certify that:

The following individuals serve in the following positions with OMCAP, and each has been duly elected or appointed by the Board of Directors or an officer of OMCAP to each such position and qualified therefor in conformity with OMCAP’s Articles of Incorporation and By-Laws, and the signatures set forth opposite their respective names are their true and correct signatures. Each such person is authorized to give written or oral instructions or written or oral specifications by or on behalf of OMCAP to the Bank.

Name	Position	Signature

SCHEDULE I

ADMINISTRATIVE SERVICES

1.

Attend all meetings of the Funds’ Valuation Committee and provide all relevant information from securities pricing agent(s) during such meetings as is available and necessary to assist the Valuation Committee in valuing securities for which a market price is not readily available in accordance with the Funds’ Fair Value Pricing Procedures.

2.

Perform for each Fund, the compliance tests as mutually agreed and which shall be specific to each Fund. The Compliance Summary Reports listing the results of such tests are subject to review and approval by each Fund.

3.

Participate in the periodic updating of each Fund’s Registration Statement and Prospectus and, subject to approval by such Fund’s Treasurer and legal counsel, coordinate the preparation, filing, printing and dissemination of periodic reports and other information to the SEC and the Fund’s shareholders, including annual and semi-annual reports to shareholders, Form N-SAR, Form N-CSR, Form N-Q and notices pursuant to Rule 24(f)-2.

4.

Prepare workpapers supporting the preparation of federal, state and local income tax returns for each Fund for review and approval by each Fund’s independent auditors; perform ongoing wash sales review (i.e., purchases and sales of Fund investments within 30 days of each other); and prepare Form 1099s with respect to each Fund’s directors or trustees and file such forms upon the approval of the Fund’s Treasurer.

5.

Prepare and, subject to approval of each Fund’s Treasurer, disseminate to such Fund’s Board quarterly unaudited financial statements and schedules of such Fund’s investments and make presentations to the Board, as appropriate.

6.	Subject to approval of each Fund’s Board, assist such Fund in obtaining fidelity bond and E&O/D&O insurance coverage.

7.	Prepare statistical reports for outside information services (e.g., IBC/Donoghue, ICI, Lipper Analytical and Morningstar).

8.	Attend shareholder and Board meetings as requested from time to time.

9.	Subject to review and approval by the Fund Treasurer, establish appropriate expense accruals, maintain expense files and coordinate the payment of invoices for each Fund.

10.	Provide sub-certifications as reasonably requested by the Funds in connection with any certification required by the Sarbanes-Oxley Act of 2002 or any rules or regulations promulgated thereunder.

SCHEDULE I (continued)

ADMINISTRATIVE SERVICES

10.	Blue Sky Services

•	Subject to approval of each Fund’s Board and its legal counsel, perform initial registration for Funds in such states as each Fund shall identify to BNY.

•	Subject to approval of each Fund’s Board and its legal counsel, perform renewal registration for Funds in such states as each Fund shall identify to BNY.

•	Receive periodic downloads of sales data from transfer agents.

•	Update state/territory sales information for each Fund.

•	Create and maintain state/territory sales information worksheets for each Fund.

•	Monitor changes in Blue Sky laws and procedures for all registered states/territories.

•	Subject to approval of each Fund’s legal counsel, update filing requirements for all law and procedural changes.

•	Communicate directly with regulatory authorities in states/territories as needed.

SCHEDULE II

VALUATION AND COMPUTATION SERVICES

I.         BNY shall maintain the following records on a daily basis for each Series and Class thereof.

1.	Report of priced portfolio securities
2.	Statement of net asset value per share

II.        BNY shall maintain the following records on a monthly basis for each Series and Class thereof:

1.	General Ledger
2.	General Journal
3.	Cash Receipts Journal
4.	Cash Disbursements Journal
5.	Subscriptions Journal
6.	Redemptions Journal
7.	Accounts Receivable Reports
8.	Accounts Payable Reports
9.	Open Subscriptions/Redemption Reports
10.	Transaction (Securities) Journal
11.	Broker Net Trades Reports

III.       BNY shall prepare a Holdings Ledger on a quarterly basis, and a Buy-Sell Ledger (Broker’s Ledger) on a semiannual basis for each Series. Schedule D shall be produced on an annual basis for each Series.

The above reports may be printed according to any other required frequency to meet the requirements of the Internal Revenue Service, The Securities and Exchange Commission and the Fund’s Auditors.

IV.       For internal control purposes, BNY uses the Account Journals produced by The Bank of New York Custody System to record daily settlements of the following for each Series:

1.	Securities bought
2.	Securities sold
3.	Interest received
4.	Dividends received
5.	Capital stock sold
6.	Capital stock redeemed
7.	Other income and expenses

All portfolio purchases for the Fund are recorded to reflect expected maturity value and total cost including any prepaid interest.